ALPS Series Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

July 31, 2013

Via EDGAR

Mr. John Grzeskiewicz

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”), on behalf of its series, the GKE Asian Opportunities Fund (the “Fund”)
File Nos. 333-183945 and 811-22747

Dear Mr. Grzeskiewicz:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 4 (“PEA 4”) to the Registrant’s registration statement filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(b) of the Securities Act of 1933, as amended.

PEA 4 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 2 (“PEA 2”) filed on April 18, 2013 on Form N-1A. PEA 4 (i) reflects changes to PEA 2 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on May 31, 2013, (ii) includes certain other information not previously included in PEA 2, and (iii) includes certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on May 31, 2013 to PEA 2, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

General Comments

1.	Staff Comment: Please describe in your response what “GKE” stands for?

Mr. John Grzeskiewicz

July 31, 2013

Registrant’s Response: Based on information provided to the Registrant by the Adviser, “GKE” is an acronym for the Fund’s sub-adviser, GaveKal Capital Limited (“GK”), and the Fund’s adviser, Evergreen Capital Management (“E”).

Prospectus

SUMMARY SECTION

Investment Objective, Page 3

2.

Staff Comment: The Staff requests that the word “tactical” be removed from the Fund’s investment objective because “tactical” is more of a strategy than an objective, so that the Fund’s investment objective reads as follows:

The Fund seeks to achieve capital appreciation through asset allocation among equities, currencies and bonds of the Asia-Pacific region.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s request.

Fees and Expenses of the Fund, Page 3

3.

Staff Comment: Please confirm that there will be no “Acquired Fund Fees and Expenses” for the Fund. If the Fund will incur acquired fund fees and expenses and such expenses are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund, include these fees and expenses in “Other Expenses” and revise the disclosure in footnote 2 that the Adviser’s waiver and/or reimbursement agreement will either include or exclude Acquired Fund Fees and Expenses.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that the Fund does not intend to incur any acquired fund fees and expenses and that no changes to the disclosure are anticipated to footnote 2.

Principal Investment Strategies of the Fund, Pages 4-5

4.	Staff Comment: Please revise the disclosure in the first sentence of the first paragraph of this section in accordance with Rule 35d-1 of the 1940 Act as follows:

Under normal market conditions, the Fund seeks to achieve its investment objective by investing at least 80% of its total assets in securities of companies located in developed and emerging markets in the Asia-Pacific region, where “total assets” means net assets, plus the amount of any borrowings for investment purposes. (emphasis added)

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. The Registrant notes that the language “where ‘total assets’ means net

Mr. John Grzeskiewicz

July 31, 2013

assets, plus the amount of any borrowings for investment purposes” was already included in PEA 2 at the end of the first paragraph of this section but has been moved in accordance with the Staff’s comment.

5.	Staff Comment: In the last sentence of the first paragraph of this section – “and deposits in currencies of foreign companies” – shouldn’t this read “and currencies of foreign countries”?

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure in accordance with the Staff’s comment.

6.	Staff Comment: In the first sentence of the second paragraph of this section, please revise the disclosure to include a minimum percentage in which the Fund will invest in “listed securities.”

Registrant’s Response: Based on information provided to the Registrant by the Sub-Adviser, the Registrant has revised the disclosure as follows:

Under normal market conditions, and subject to the exceptions described here, the Fund invests at least 60% of its net asset value in listed securities. A maximum of 10% of the Fund’s net asset value may be invested in non-investment grade (or “junk” bonds; all other bonds in which the Fund may invest are rated (i.e., are of investment grade) by Fitch, Standard and Poors and Moody’s. (emphasis added)

7.	Staff Comment: In the last paragraph of this section, please reconcile this sentence with the Fund’s investment objective.

Registrant’s Response: The Registrant has deleted this sentence/paragraph from this section.

Principal Risks of the Fund, Pages 5-11

8.	Staff Comment: The Staff notes that this section is quite lengthy. Please summarize the principal risks of investing in the Fund in accordance with Item 4(a) of Form N-1A.

Registrant’s Response: The Registrant has revised the disclosure in accordance with Item 4(a) of Form N-1A.

9.	Staff Comment: Please confirm that the Fund does not intend to invest in derivatives as a principal investment strategy.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that the Fund does not intend to invest in derivatives as a principal investment strategy.

Mr. John Grzeskiewicz

July 31, 2013

10.	Staff Comment: Please revise the disclosure in “Registration Risk” to indicate which specific countries have a registration risk.

Registrant’s Response: Based on information provided to the Registrant by the Sub-Adviser, the Registrant has revised the disclosure in accordance with the Staff’s comment.

11.	Staff Comment: Please revise the disclosure in “High Yield/Low Rated Debt Securities Risk” to add that such securities are “highly speculative”.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment as follows:

The Fund may invest in below investment grade corporate debt securities. Corporate debt securities rated below investment grade and comparable unrated securities are highly speculative and the market value of such securities tends to be more sensitive to company-specific developments and changes in economic conditions than higher rated securities. (emphasis added)

12.	Staff Comment: Please add an interest rates risk factor to this section.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

13.

Staff Comment: The Staff notes that the Fund intends to “primarily invest” in listed securities and has requested in a prior comment that the disclosure be revised to include a minimum percentage in which the Fund will invest in listed securities. Conversely, the Staff requests that the disclosure in “Over-the-Counter Markets Risk” be revised to include a percentage or range in which the Fund may invest in over-the-counter securities.

Registrant’s Response: The Registrant has deleted this risk from this section as, based on information the Registrant received from the Sub-Adviser, investing in over-the-counter securities is not a principal strategy of the Fund.

14.

Staff Comment: Please revise the disclosure in “Political, Regulatory and/or Legal Risk: The People’s Republic of China” to indicate which specific country or countries, in addition to China, have these types of risks.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant has revised the disclosure in accordance with the Staff’s comment.

Mr. John Grzeskiewicz

July 31, 2013

15.

Staff Comment: The Staff requests that if the Fund will be distributing a summary prospectus (rather than a statutory prospectus) to Fund shareholders, that the following paragraph be removed from this section:

Please see “What are the Principal and Non-Principal Risks of Investing in The Fund?” for a more detailed description of the risks of investing in the Fund. It is possible to lose money on an investment in the Fund. Investments in the Fund are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Fund will be distributing a statutory prospectus and no changes have been made to the Fund’s prospectus.

16.	Staff Comment: Please add a depository receipts risk factor to this section.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

The Portfolio Managers, Pages 31-33

Comparable Fund Performance, Pages 32-33

17.	Staff Comment: Please confirm in your response that the neither of the Fund’s portfolio managers currently manages any other comparable accounts except for the GaveKal Asian Opportunities UCITS Fund.

Registrant’s Response: Based on information provided to the Registrant by the Adviser and the Sub-Adviser, the Registrant confirms that neither of the Fund’s portfolio managers currently manages any other comparable accounts except for the GaveKal Asian Opportunities UCITS Fund.

18.	Staff Comment: Please confirm in your response that all applicable sales loads were deducted in calculating the Average Annual Total Returns for the GaveKal Asian Opportunities UCITS Fund.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that all applicable sales loads were deducted in calculating the Average Annual Total Returns for the GaveKal Asian Opportunities UCITS Fund.

19.

Staff Comment: Please confirm in your response that the methodology for calculating the Average Annual Total Returns for the GaveKal Asian Opportunities UCITS Fund is consistent with the methodology described in Item 26 of Form N-1A (the “Standardized Methodology”). If the Standardized Methodology was not used to calculate the Average Annual Total Returns for the GaveKal Asian Opportunities Fund, revise the disclosure to describe the methodology used and that it is different from the Standardized Methodology.

Mr. John Grzeskiewicz

July 31, 2013

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that the methodology for calculating the Average Annual Total Returns for the GaveKal Asian Opportunities UCITS Fund is consistent with the methodology described in Item 26 of Form N-1A.

Statement of Additional Information

ADDITIONAL INVESTMENT ACTIVITIES AND RISKS, Pages 2-31

20.

Staff Comment: Some investments and investment practices described here are not mentioned in the prospectus. To the extent the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that, in the event the Fund engages in certain investments and investment activities which are disclosed in the Fund’s Statement of Additional Information under the caption “ADDITIONAL INVESTMENT ACTIVITIES AND RISKS” (pages 2-31), but which are not discussed in the prospectus, such investments and activities will not materially affect the performance of the Fund or the decision of an investor to purchase Fund shares.

21.	Staff Comment: Please confirm that the Fund does not intend to invest in credit default swaps as a principal investment strategy.

Registrant’s Response: Based on information provided to the Registrant by the Adviser, the Registrant confirms that the Fund does not intend to invest in credit default swaps as a principal investment strategy.

* * * * *

The Registrant and the Fund hereby acknowledge that:

•	the Registrant and the Fund are responsible for the adequacy and accuracy of the disclosure in the filings;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Mr. John Grzeskiewicz

July 31, 2013

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (720) 917-0651. Thank you.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary of ALPS Series Trust

cc:	Peter H. Schwartz, Esq.
Davis Graham & Stubbs LLP
Olesya Sinitsa, CFA, Director of Research
Evergreen Capital Management, LLC